LEAD INVESTOR



Mohamed Al Rasbi

We are very big advocates about the sports industry, and this is our third time investing in Fanera because we believe in the idea and the team. Fanera has a brilliant vision and an exceptional product, uniting 3.5 billion fans is challenging yet needed. In addition, having a component that provides clubs, influencers and brands and Fan CRM and bridging the gap and improving the communication and introducing b2b2c is something we personally think is great in this underserved market. We have seen a boom in the last 6 months in the sports industry which skyrocketed to $5b which is equivalent to the last 3 years combined.

Invested $150,000 this round